Exhibit 4h

DATA

PART A – This part lists your personal data

Owner: [John Doe]

Annuitant: [Annuitant is same as Owner [John Doe]

Issue Date: [January 1, 2013]

Contract Date: [January 1, 2013]

Maturity Date:

The Maturity Date is the Contract Anniversary Date which follows the Annuitant’s [95th] birthday.

Beneficiary: [Jane Doe]

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PART B - This part describes certain provisions of your Contract:

Transfer Rules (see Section 4.02):

Transfer requests must be in writing in a form acceptable to us and delivered by U.S. mail to our Processing Office unless we accept an alternative form of communication (such as the internet, fax or automated telephone). The use of alternative forms of communication is subject to our rules then in effect for each service. We may provide information about our rules and the use of communication services in the contract prospectus, prospectus supplements or other notifications, as mailed to your last known address in our records from time to time. Any alternative form of communication that we make available may be changed or discontinued at any time. Communication services may be restricted or denied if we determine that you used such services for market timing or other trading strategies that may disrupt operation of a Investment Option or have a detrimental effect on the unit value of any Variable Investment Option.

We reserve the right to:

(1)	[limit transfers among or to the Variable Investment Options to no more than once every [30] days;

(2)	require a minimum time period between each transfer into or out of one or more specified Variable Investment Options;

(3)	reject transfer requests from a person acting on behalf of multiple Contract Owners pursuant to a trading authorization agreement that we have accepted; and

(4)	impose conditions or limitations on transfer rights, restrict transfers or refuse any particular transfer if we are concerned that market timing, excessive trading or other trading strategies may disrupt operation of a Variable Investment Option or may have a detrimental effect on the unit value of any Variable Investment Option or determine that you have engaged in any such strategy.]

Minimum Transfer Amount (see Section 4.02): [$300] or the Annuity Account Value in a Variable Investment Option if less.

Minimum Withdrawal Amount (see Section 5.01): [$300] or the Annuity Account Value if less.

Minimum Amount of Annuity Account Value after a Withdrawal (see Section 5.02): [$500].

Amount of Annuity Benefit (see section 7.04):

The amount applied to provide the Annuity Benefit will be (1) the Annuity Account Value for any life annuity form or (2) the Cash Value for any annuity certain (an annuity form which does not guarantee payments for a person’s lifetime).

Interest Rate to be Applied for Misstatement of Age or Sex (see Section 7.05):

[6%] per year

Minimum Amount to be Applied for an Annuity (see Section 7.05):

[$2,000], as well as a minimum of $20 for an initial annuity payment.

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Charges (see Part VIII):

Administrative and Other Charges Deducted from the Annuity Account Value (see Section 8.01):

Administrative Charge

The Administrative Charge is [$30] per Contract Year. The maximum Administrative Charge is [$50]. However, no Charge will apply if the Annuity Account Value is [$50,000] or more. Additionally, we will waive the annual Administrative Charge when the combined Annuity Account Value of individually owned AXA Equitable contracts owned by the same person exceeds $100,000.

The Administrative Charge will be deducted on a pro-rata basis from the Investment Options on the last business day of each Contract Year. Also, the charge will be prorated for the Contract Year or portion thereof in which the Contract Date occurs or in which the Annuity Account Value is withdrawn or applied to provide an Annuity Benefit or death benefit.

Number of Free Transfers (see Section 8.02):

Currently, the number of free transfers is unlimited. However, we reserve the right to limit the number of free transfers to [12 transfers per Contract Year].

[For each additional transfer in excess of the free transfers, we will charge the lesser of [$25] or [2% of each transaction amount] at the time each transfer is processed. The Charge is deducted from the Variable Investment Options from which each transfer is made on a pro-rata basis. This charge may change, subject to a maximum of $35 for each transaction.]

Daily Separate Account Charge (see Section 8.04):

[1.00%]. This daily asset charge is for financial accounting and for death benefits, mortality risk, expenses, and expense risk that we assume.

Guaranteed Benefit Charge (see Section 8.05):

A Guaranteed Benefit Charge is equal to [1.00%] of your Annuity Account Value, will be deducted on each Contract Anniversary Date.

Third Party Transfer Charge (see Section 8.07):

We will deduct a [$25] charge per occurrence for a direct transfer to a third party of amounts under your Contract or an exchange for another contract of another carrier on a pro-rata basis from the Variable Investment Options.We may raise the transfer charge up to a maximum of $65 for each direct transfer to a third party of amounts under your Contract or for an exchange of another carrier’s contract.

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